

Mail Stop 7010

September 9, 2008

Mr. Yanbin Wang
Chief Financial Officer
China 9D Construction Group
Unit - 4F Jia De Plaza, No. 118 Qing Chun Rd.
Hangzhou City, Zhejiang Province, 310000
People's Republic of China

   RE: **Form 10-KSB for the nine months ended September 30, 2007**
       File No. 0-51224

Dear Mr. Wang:

   We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

General

1. We note that you filed a Form 8-K on August 13, 2007 announcing a reverse merger between China 9D Construction Group, CDG Limited and MQOZ Merger Sub, Inc. and subsequently filed a Form 10-KSB for the nine months ended September 30, 2007, but have not filed any periodic and current reports since that time. As such, it appears that you are not in compliance with the reporting requirements of the Securities Exchange Act of 1934. Please tell us when you anticipate filing your delinquent periodic reports and becoming current with the reporting requirements of the Securities Exchange Act of 1934. Otherwise, please consider whether you are eligible to terminate your registration under the Securities Exchange Act of 1934. If you are eligible to terminate your registration, you would do so by filing a Form 15 with the Commission.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief